Board of Management

02 NOV 18 AM 9:41

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02060380

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 31 October 2002

SUPPL

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior

Amsterdam, The Netherlands

Vedior announces results for Q3 2002 ahead of consensus estimates

For release at 8.00am on 31 October 2002

Commenting on the results, Tony Martin, Chairman of the Board of Management, said:

"Vedior sees an overall gradual improvement in its traditional staffing activities. The Group's specialist sectors in healthcare, education and engineering continued to see strong growth and contribution to Group profits.

At the same time as we have been successfully lowering costs and gaining operating efficiencies, we have also taken steps to develop our network to ensure Vedior is well positioned to benefit from an improving business environment.

The Group's performance has remained both consistent and competitive while our business mix provides strong medium and long term growth prospects, none of which is reflected in recent share price performance."

Highlights for 3rd Quarter 2002

- **EPS* of € 0.16, ahead of consensus estimates**
- **Sales for the quarter were € 1,601 million (2001: € 1,756 million), a 9% decrease**
- **Operating income* was € 55 million (2001: € 77 million), a 29% decrease**
- **Operating cost reduced by 8% compared to Q3 2001**
- **Reduction in net debt by € 24 million to € 820 million**
- **Profitability achieved in Vedior Germany**
- **New appointment to the Board of Management proposed**

Highlights for nine months to 30 September 2002

- **Sales for the nine months were down 10% from € 5,167 million to € 4,647 million**
- **Operating income* was € 132 million (2001: € 235 million), a 44% decrease**
- **EPS* of € 0.34, ahead of consensus estimates**
- **Portfolio and geographical coverage strengthened through specialist acquisitions**

* Before goodwill amortisation and extraordinary results.

Results for the Quarter

The Group's operating performance continues to reflect recent market conditions and trends within the staffing industry.

Sales for the third quarter decreased by 9% to € 1,601 million from € 1,756 million in the equivalent period in 2001. Growth in the education, healthcare and engineering/technical sectors remains positive while the rate of decline shows signs of easing in the office administration, light industrial, information technology, accounting, and teleservices sectors.

Gross margin for the quarter was 18.4%, similar to the prior quarter but a decrease from 19.2% in the third quarter of 2001 mainly due to higher social charges in France and lower permanent placement fees in the US. Operating cost was 8% lower than the third quarter of 2001 and 4% lower than the second quarter of 2002 demonstrating the Group's successful ongoing focus on cost control. Vedior incurred a net extraordinary charge of € 6 million this quarter primarily due to the rationalisation of administrative and other back office functions and provision for related space surplus to ongoing requirements. On a year to date basis we achieved a net extraordinary gain amounting to € 4 million which includes the profit on the sale of FAA in the second quarter.

Operating income (earnings before interest, tax and goodwill amortisation) decreased by 29% from € 77 million in the third quarter of 2001 to € 55 million in the third quarter of 2002. As a percentage of sales, operating income decreased from 4.4% to 3.4% over the same period, which represented an improvement compared to both Q2 2002 (2.8%) and Q1 2002 (2.2%). Currency effects decreased sales and operating income by 2%. Operating income for the quarter includes a one-off gain of € 4 million relating to the release of a provision for contingencies for social security risks (the third quarter of 2001 included a one-off gain on repayments of social security of € 7 million).

Financial expense amounted to € 14 million compared to € 16 million in the third quarter of 2001 reflecting lower interest rates and currency effects. The tax rate remained at 31%. Net income before goodwill amortisation and extraordinary results decreased from € 40 million in the third quarter of 2001 to € 27 million in the third quarter of 2002.

Earnings per share before amortisation of goodwill and extraordinary results decreased from € 0.24 in the third quarter of 2001 to € 0.16 in the third quarter of 2002, ahead of consensus estimates.

Operating working capital decreased by € 15 million compared to the third quarter of 2001, mainly as a result of lower sales. Cash flow from operating activities amounted to € 44 million and days sales outstanding improved in the third quarter by one day.

Results for the Nine Months

Sales for the nine months fell by 10% to € 4,647 million from € 5,167 million in the first nine months of 2001.

Operating income (earnings before interest, tax and goodwill amortisation) was lower by 44% from € 235 million in the first nine months of 2001 compared to € 132 million in the first nine months of 2002, and as a percentage of sales decreased from 4.5 % to 2.8 % over the same period.

Currency effects decreased sales and operating income by 1%.

Net income before goodwill amortisation and extraordinary results was € 58 million in the first nine months of 2002 compared to € 105 million in first nine months of 2001.

Balance Sheet Strength

Vedior is committed to reducing its level of debt and improving its balance sheet. Net interest bearing debt decreased from € 844 million at the end of the second quarter of 2002 to € 820 million at the end of the third quarter due to stronger internal cash flow generation.

Based on third quarter performance and current trading outlook for 2002, Vedior will remain within the requirements of its existing bank covenants, as stated on 3 October 2002.

Division Performance

Vedior is managed through three major operating divisions, Select, VediorBis and Vedior Europe. From the beginning of 2003, Vedior intends to report its results by major geography and industry sector rather than by operating division. For comparative purposes, the Group's 2002 annual results will include both the current and new reporting analyses.

Select

Select is primarily responsible for specialist staffing activities within the Group. Specialist sales in the third quarter of 2002 represented 30% of total Group sales and 41% of operating income (44% of income excluding special items).

Select's sales decreased 8% to € 666 million from € 722 million in the third quarter of 2001 (6% on an organic basis). Healthcare, engineering/technical and education staffing continued to perform robustly throughout the quarter. Healthcare is now responsible for 7% of Group sales and 14% of operating income with growth achieved in all markets, except the Netherlands.

In local currency, positive sales growth has been achieved in Canada, Argentina, France, Spain and Portugal compared to the same quarter in 2001, however, this growth was again offset by a decline of 22% in the US where over 85% of Select's sales are derived from specialist sectors. Our US IT and accounting staffing specialists both continue to recover slowly from a period of declining sales. On a global basis, our IT staffing sales were 25% lower than the equivalent period in 2001, however this rate of decline has been improving through each successive quarter of 2002.

Operating income decreased 21% from € 38 million in the third quarter of 2001 to € 30 million in the third quarter of 2002.

VediorBis (France)

Sales of VediorBis decreased 9% to € 640 million from € 700 million in the third quarter of 2001.

The multi-specialist project has improved VediorBis' client mix, providing a higher proportion of local customers. Feedback from clients indicates that improvements in service quality have been achieved and satisfaction has increased following segmentation. In particular, the positive benefits of segmentation have been realised in the highly skilled blue collar, logistics and construction business units. In addition, the tertiary and services business unit has, for the first time, gained market share outside the Paris area.

Taking into account the Group's other French operations (specialist and traditional staffing within the Select division) Vedior's total sales in France declined by 6% in the third quarter of 2002 compared to the same period in the prior year.

Operating income of VediorBis declined 50% from € 26 million in the third quarter of 2001 to € 13 million in the third quarter of 2002. Operating margin decreased to 2.0 % in the third quarter of 2002 compared to 3.6% in the third quarter of 2001.

Vedior Europe

Sales of Vedior Europe (which includes the traditional staffing activities operating under the Vedior brand in the Netherlands, Belgium, Luxembourg, Spain, Germany, Italy and Switzerland) decreased 12% to € 295 million from € 334 million in Q3 2001. Organically, sales in Vedior Europe decreased by 8%.

Operating income was € 10 million, compared to € 8 million in the third quarter of 2001. Operations in the Netherlands remain highly profitable and strong improvements were seen in Belgium, Germany and Italy. Following the return to profitability of Vedior Belgium during the previous quarter, Germany has achieved profitability in the third quarter.

Development Programme

During the first nine months of 2002, the office network has increased by 34 offices. 2 offices were opened (net) and 32 were added through acquisition to provide a total Company operating network of 2,303 offices.

During the first nine months, the Group completed a total of nine small acquisitions primarily in the healthcare, legal, executive and interim management sectors. We also disposed of FAA in Germany, which was considered not to be part of the core business. The benefits of Vedior's expansion through this more difficult period will be fully realised upon return to a more positive economic environment.

In October, Vedior signed a contract to dispose of its interest in Panache Corporation, a small Japanese IT staffing company for Yen 216 million (€1.8 million) which, given its increasing focus on non-staffing activities was deemed no longer a suitable fit for the Group's portfolio. In Japan, Vedior continues to provide IT staffing through Niscom Inc. as well as outplacement services through Fairplace Consulting.

Corporate Governance

Following a General Meeting of Shareholders on 17 September, the proposals to cancel the provision for Vedior's preference class C shares and to appoint new auditors, Deloitte & Touche Accountants, Netherlands were approved.

Management

We are delighted to announce that, subject to shareholder approval, Peter Valks will join Vedior's Board of Management.

Peter joined the Group in 2000 as General Manager of Vedior in the Netherlands having previously worked as a diplomat for the Dutch Foreign Service and more recently in various management roles for ING Barings. He is currently responsible for nine Vedior operating companies in the Benelux region as well as business development for emerging markets in the Far East.

This appointment provides further international depth to Vedior's Board of Management to better reflect the Group's global operations and brings the total number of Board members to eight. The appointment is subject to approval at Vedior's forthcoming Annual General Meeting of Shareholders on 2 May 2003.

Outlook

The pace of economic recovery continues albeit more slowly than had been generally anticipated, however, Vedior's Q3 results do provide continuing signs of improvement. Latest economic and staffing industry data suggest that this modest improvement continues into the final quarter of 2002.

Vedior continues to successfully identify areas where costs can be further reduced without impairing the effectiveness of the Group's operational infrastructure. Our lower cost base will provide additional momentum to Vedior's profitability as the staffing market begins to accelerate.

Vedior's mix of business with its relatively high proportion of specialist staffing tends to recover later in the business cycle than traditional administrative and light industrial staffing. Nevertheless, the Group's exposure to specialist staffing provides it with better than average growth prospects in both the medium and longer term.

This press release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our long-term growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this press release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this press release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this press release.

Notes to Editors:

With annual 2001 sales of € 6,766 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 29 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names. These temporary staffing services accounted for approximately 96% of our sales in 2001.

Financial Agenda:

2002 annual results	6 February 2003
AGM and Q1 2003 results	2 May 2003
Q2 2003 results	31 July 2003
Q3 2003 results	30 October 2003

For further information, please contact:

Tony Martin, *Chairman*	+31 (0)20 573 5653
Frits Vervoort, *CFO*	+31 (0)20 573 5636
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609

Selected financial data (unaudited)

Third quarter, ending 30 September 2002

in millions of euro	Three months ended 30 September		
	2002	2001	Increase/ decrease 2002/2001
Sales	1,601	1,756	-9%
Operating income before goodwill amortisation	55	77	-29%
Net income before goodwill amortisation and extraordinary results	27	40	-33%
Basic earnings per ordinary share before goodwill amortisation and extraordinary results	0.16	0.24	-33%
Net interest bearing assets and liabilities	820	825	-
Operating working capital*	545	560	-3%

* excluding acquisitions, taxation, interest liabilities and payments to shareholders

Sales and operating income per division (unaudited)

in millions of euro	Three months ended 30 September			Nine months ended 30 September		
	2002	2001	Increase/ decrease 2002/2001	**2002**	2001	Increase/ decrease 2002/2001
Sales						
Select	666	722	-8%	2,000	2,175	-8%
VediorBis	640	700	-9%	1,788	2,028	-12%
Vedior Europe	295	334	-12%	859	964	-11%
Sales	**1,601**	**1,756**	**-9%**	**4,647**	**5,167**	**-10%**
Operating income						
Select	30	38	-21%	81	130	-38%
VediorBis	13	26	-50%	36	85	-58%
Vedior Europe	10	8	+25%	19	17	+12%
Special items	4	7		4	9	
Corporate expenses	(2)	(2)		(8)	(6)	
Operating income before goodwill amortisation	**55**	**77**	**-29%**	**132**	**235**	**-44%**

To reflect the change in management and reporting structure as of January 2002, the results of Sicom in Belgium are now included in Vedior Europe; they were previously included within Select.
The 2001 comparable figures have been adjusted accordingly.

Consolidated profit and loss account (unaudited)

Third quarter, ending 30 September 2002

in millions of euro	Three months ended 30 September 2002	2001	Increase/ decrease 2002/2001
Sales	1,601	1,756	-9%
Cost of sales	(1,306)	(1,419)	
Gross profit	**295**	**337**	-12%
Personnel cost	(147)	(162)	
Other operating cost	(93)	(98)	
Operating income before goodwill amortisation	**55**	**77**	**-29%**
Goodwill amortisation	(68)	(67)	
Operating income	**(13)**	**10**	
Financial income and expense (net)	(14)	(16)	
Result from ordinary operations before taxes	**(27)**	**(6)**	
Taxation	(13)	(19)	
Result from ordinary operations after taxes	**(40)**	**(25)**	
Income from unconsolidated participating interests	1	1	
Third party interests	(2)	(3)	
Net loss before extraordinary results	**(41)**	**(27)**	
Extraordinary results after taxes	(6)	-	
Net loss	**(47)**	**(27)**	
Net income before goodwill amortisation and extraordinary results	**27**	**40**	**-33%**
Basic loss per ordinary share (after preference payments)	(0.30)	(0.17)	
Basic earnings per ordinary share before goodwill amortisation and extraordinaries (after preference payments)	0.16	0.24	-33%
Diluted earnings per ordinary share before goodwill amortisation and extraordinaries (after preference payments)	0.16	0.24	-33%

Consolidated profit and loss account (unaudited)

First nine months, ending 30 September 2002

in millions of euro	Nine months ended 30 September 2002	2001	Increase/ decrease 2002/2001
Sales	4,647	5,167	-10%
Cost of sales	(3,778)	(4,137)	
Gross profit	**869**	**1,030**	-16%
Personnel cost	(450)	(504)	
Other operating cost	(287)	(291)	
Operating income before goodwill amortisation	**132**	**235**	**-44%**
Goodwill amortisation	(203)	(197)	
Operating income	**(71)**	**38**	
Financial income and expense (net)	(41)	(67)	
Result from ordinary operations before taxes	**(112)**	**(29)**	
Taxation	(28)	(55)	
Result from ordinary operations after taxes	**(140)**	**(84)**	
Income from unconsolidated participating interests	1	1	
Third party interests	(6)	(9)	
Net loss before extraordinary results	**(145)**	**(92)**	
Extraordinary results after taxes	4	-	
Net loss	**(141)**	**(92)**	
Net income before goodwill amortisation and extraordinary results	**58**	**105**	**-45%**
Basic loss per ordinary share (after preference payments)	(0.90)	(0.72)	
Basic earnings per ordinary share before goodwill amortisation and extraordinaries (after preference payments)	0.34	0.78	-56%
Diluted earnings per ordinary share before goodwill amortisation and extraordinaries (after preference payments)	0.34	0.77	-56%

Consolidated cash flow statement (unaudited)

in millions of euro	Three months ended 30 September 2002	Three months ended 30 September 2001	Nine months ended 30 September 2002	Nine months ended 30 September 2001
Operating income before goodwill amortisation	55	77	132	235
Depreciation	12	13	38	40
Movement in operating working capital	(4)	84	(90)	19
Movement in provisions	(6)	-	(9)	(4)
Cash flow from business activities	**57**	**174**	**71**	**290**
Financial income and expenses paid	(4)	(19)	(33)	(80)
Corporate taxes paid	(9)	(25)	(25)	(83)
Cash flow from operating activities	**44**	**130**	**13**	**127**
Cash flow used in investment activities	**(16)**	**(53)**	**(63)**	**(92)**
Cash flow from financing activities	**(47)**	**(44)**	**(24)**	**(27)**
Balance of cash flows	**(19)**	**33**	**(74)**	**8**
Cash as at 30 June/1 January	30	31	85	56
Effects of currency translation	-	(1)	-	(1)
Cash as at 30 September	11	63	11	63
Short-term debt	(553)	(534)	(553)	(534)
Short term interest bearing assets and liabilities	**(542)**	**(471)**	**(542)**	**(471)**

Consolidated balance sheet (unaudited)

in millions of euro	30-9-2002	31-12-2001	30-9-2001
Fixed assets			
Intangible fixed assets	1,150	1,308	1,374
Tangible fixed assets	143	164	156
Financial fixed assets	38	34	29
	1,331	1,506	1,559
Operating working capital	597	542	600
Short term interest bearing assets and liabilities	(542)	(423)	(471)
	1,386	**1,625**	**1,688**
Financed by:			
Shareholders' equity [1]	992	1,146	1,207
Minority interests	64	58	56
	1,056	1,204	1,263
Long-term liabilities	284	352	354
Provisions	46	69	71
	1,386	**1,625**	**1,688**

[1] Statement of movements in Shareholders' equity:

	30-9-2002	30-9-2001
Position as at 1 January	1,146	601
Net loss	(141)	(92)
Proceeds from issuance of new shares	5	688
Distribution to shareholders	(22)	(3)
Share premium from payments in stock	-	18
Exchange rate differences	4	(5)
Position as at 30 September	**992**	**1,207**

Basis of presentation

The accompanying unaudited interim financial statements consist of Vedior NV and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") and are unchanged compared to the year 2001.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Our results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of staffing service offered and the geographic region in which the services are delivered. Certain sectors within traditional temporary staffing, such as construction and agriculture, are particularly seasonal. The effects of seasonality are most pronounced in VediorBis where, for example, temporary staffing in France generates higher sales during the summer due to the number of our clients' permanent workers on holiday. Other factors that cause seasonal variations in our results of operations include: the uneven distribution of public holidays and private holiday choices throughout the year affecting the need for temporary workers; school holidays in the education sector; and typically higher manufacturing and distribution activity in the period leading up to Christmas and the year-end holiday season followed by lower activity immediately afterwards. Seasonality also affects our working capital needs in particular during the peak in activity in the late part of the summer and in the slowdown following the year-end holiday season. Furthermore, our results of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. Historically, we experienced higher sales in the second half of the year, with our highest sales occurring in the summer months.